Exhibit 21

Subsidiary Information for The Mosaic Company

Certain subsidiaries of the Mosaic Company are listed below. Unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as defined in Regulation S-X promulgated by the Securities and Exchange Commission.

Subsidiary Name	Jurisdiction of Incorporation
Mosaic Canada ULC	Nova Scotia
Mosaic Crop Nutrition, LLC	Delaware
Mosaic Esterhazy Holdings Limited	Saskatchewan
Mosaic Fertilizantes do Brasil S.A.	Brazil
Mosaic Fertilizantes Ltda	Brazil
Mosaic Fertilizer, LLC	Delaware
Mosaic Global Dutch Holdings B.V.	Netherlands
Mosaic Global Holdings Inc.	Delaware
Mosaic Global Netherlands B.V.	Netherlands
Mosaic Global Operations Inc.	Delaware
Mosaic Potash Colonsay ULC	Nova Scotia
Mosaic Potash Esterhazy Limited Partnership	Saskatchewan
Mosaic Potash Holdings N.V.	Netherlands Antilles
Mosaic USA Holdings, Inc.	Delaware
Mosaic USA LLC	Delaware
The Vigoro Corporation	Delaware